Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd.
(Incorporated in Singapore)
(Registration Number: 198703584K)

NOTICE OF BOOKS CLOSURE

Introduction

Reference is made to the announcements made by Chartered Semiconductor Manufacturing Ltd. (the “Company”) on:

(1)	9 October 2009 in relation to the despatch of the scheme document dated 9 October 2009 (the “Scheme Document”) to holders (“Shareholders”) of ordinary shares (“Company Shares”) in the capital of the Company in relation to the proposed acquisition (the “Acquisition”) of the Company by ATIC International Investment Company LLC (the “Acquiror”) by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Scheme”);

(2)	4 November 2009 in relation to, inter alia, the approval of the Scheme by the requisite majorities of Shareholders at the Court Meeting held on 4 November 2009; and

(3)	19 November 2009 in relation to, inter alia, the sanction of the Scheme by the High Court of the Republic of Singapore (the “Court”).

Terms defined in the Scheme Document but not defined herein have the same meanings when used herein.

Notice of Books Closure

Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed at 5:00 p.m. on 17 December 2009 in order to determine the entitlements of Shareholders under the Scheme.

Subject to the satisfaction (or, where applicable, waiver) of all the Scheme Conditions, the Scheme shall become effective and binding upon the lodgement of a copy of the order of the Court with the Accounting and Corporate Regulatory Authority of Singapore.

Confirmation from the SGX-ST on the Last Day of Trading and the Date of Delisting of the Company

The Company has also obtained confirmation from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) that, subject to the Scheme becoming effective and binding (which is expected to take place on 18 December 2009, as set out below in the section titled “Key Events and Indicative Dates”), it has no objections to:

(1)	the last day and time of trading of the Company Shares on the SGX-ST being 14 December 2009 at 5:00 p.m.; and

(2)	the date the Company is delisted from the Official List of the SGX-ST being 29 December 2009.

The Company will only be delisted from the Official List of the SGX-ST after the payment of the Scheme Consideration by the Acquiror, which is expected to take place by 28 December 2009.

Key Events and Indicative Dates1

Shareholders and holders of the Company’s American Depositary Shares (“ADSs”) are reminded to note the following events and their expected dates:

Expected Record Date	:	17 December 2009
Expected Effective Date	:	18 December 2009
Expected date of termination of the ADS Deposit Agreement and expected date the ADSs will cease trading	:	18 December 2009
Expected date for the payment of the Scheme Consideration	:	By 28 December 2009

Termination of the ADS Program, Delisting of the ADSs from Nasdaq and Deregistration with the SEC

Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror. In accordance with the notice of termination of the ADS program given by the Company in October 2009, the ADS program of the Company will be terminated as at the effective date of the Scheme and the ADSs will cease trading.

Following the effective date of the Scheme, the Company will inform Nasdaq that the Scheme has become effective and binding and request Nasdaq to file a notification of removal from listing on Form 25 with the SEC on or about the effective date of the Scheme. The withdrawal of the ADSs from listing on Nasdaq should be effective 10 days after the filing of the notice on Form 25 with the SEC.

In addition, upon the effectiveness of the Form 25 filing, the Company intends to file with the SEC a certification and notice on Form 15 under the Exchange Act, requesting that the Company Shares and the ADSs be deregistered and that the Company’s SEC reporting obligations be suspended. The Company’s SEC reporting obligations under the Exchange Act will be immediately suspended upon the filing of the Form 15, and the deregistration will become effective 90 days thereafter.

Responsibility Statement

The Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

By Order of the Board
Chartered Semiconductor Manufacturing Ltd.

Singapore
26 November 2009

Inquiries

Any inquiries relating to this Announcement, the Acquisition or the Scheme should be directed to one of the following:

Morgan Stanley Asia (Singapore) Pte.	Citigroup Global Markets Singapore Pte. Ltd.
Tel: +65 6834 6707 Fax: +65 6834 6898 Address: 23 Church Street #16-01 Capital Square Singapore 049481	Tel: +65 6432 1955 Fax: +65 6432 1239 Address: 3 Temasek Avenue #17-00 Centennial Tower Singapore 039190

[1]	The above timetable is indicative only and may be subject to change. The actual Record Date and Effective Date will be set after taking into account the time and processes required to arrange for the logistics of the completion of the Acquisition, including with respect to the mechanics of the necessary drawdown of the financing put in place for the Acquisition. For the events listed in this Announcement which are described as “expected”, please refer to future announcement(s) by the Company to the SGX-ST and submitted to the SEC via a report on Form 6-K for the exact dates and times of these events.